August 9, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman, Esq. Sara D. Kalin, Esq.

Re:	Business Objects S.A. Registration Statement on Form S-3 File No. 333-126082 Initially Filed June 23, 2005
Ladies and Gentlemen:
     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2005 relating to the Registration Statement on Form S-3 (File No. 333-126082) originally filed with the Commission on June 23, 2005 (the “Registration Statement”).
     On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Ms. Kalin by overnight delivery. Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

Securities and Exchange Commission
RE: Business Objects S.A.
August 9, 2005

General
1.	Please expand your disclosure throughout the filing to provide more information regarding the purpose of the trust. For example, why have you chosen to use a separate trust to issue restricted stock awards to employees of your non-French subsidiaries when it does not appear that you are required to do so? Are there French laws, tax or accounting benefits that result from the use of a separate trust? Revise or advise accordingly.
     In response to the Staff’s comment, Business Objects has revised the disclosure on the inside cover page and on pages 1 and 24 of Amendment No. 1.
     Business Objects supplementally informs the Staff that under French corporate law as it existed at the time that the Trust plan was conceived, French companies were not permitted to make grants of restricted shares to employees without consideration, or free share grants. In view of the compensation practices in the jurisdictions in which it does business and has employees (notably the United States), Business Objects determined that development of a free share program would improve its ability to offer competitive compensation packages to its employees. The Trust plan was conceived to enable Business Objects to achieve this objective.
     In December 2004, a new law was enacted in France permitting companies to make free share grants to employees. Under this new law, companies issuing free shares to employees may do so only if the shares are subject to a vesting period of at least two years, at the end of which the shares are delivered to the employee, and then are subject to a lock up period of at least two years following the date of receipt of the shares by the beneficiary.
     For French resident employees, taxation on the value of the shares is deferred until the eventual sale of the shares after expiration of the lock up. For U.S. resident employees, however, taxation would occur immediately upon receipt of shares, at the beginning of the lock up period. Thus, U.S. employees receiving free shares under the existing French law regime would be required to pay tax on the full value of the grant two years prior to being able to sell their shares. The Trust structure has been adopted by Business Objects because it allows U.S. employees to avoid this unfavorable tax treatment. Through the Trust structure, Business Objects can allocate shares for eventual delivery to U.S. employees as “free shares”, but without the lock up period and ensuing adverse tax consequences that would be imposed in a French law free share program.

Securities and Exchange Commission
RE: Business Objects S.A.
August 9, 2005

2.	Additionally, revise to better explain how the actions approved by your shareholders at the June 10, 2004 meeting affected your ability and/or decision to use the trust. In this regard, we note that your legal opinion is subject to the board taking actions required to cause shares issued under the 24th resolution of the meeting held on June 10, 2004.
     In response to the Staff’s comment, Business Objects has revised the disclosure on page 24 of Amendment No. 1.
     Business Objects supplementally advises the Staff that the approval by shareholders of the issuance of shares by Business Objects to the Trust is, under French law, an essential pre-condition to such issuance. Absent such approval, the issuance of new shares by Business Objects to the Trust would not be legally possible.
     As is customary in France, in their approval, the shareholders have delegated to the Board of Directors the power to actually issue the new shares. The legal opinion thus assumes that, when the new shares are purported to be issued, such issuance is made at the initiative of the Board of Directors, acting under the power granted to it.
Information Incorporated by Reference, page 48
3.	Please update this section to include the Form 8-K filed on July 12, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are filed prior to effectiveness of the registration statement. See Interp.H.69 of the July 1997 CF Telephone Interpretations Manual.
     In response to the Staff’s comment, Business Objects has revised the disclosure on page 48 of Amendment No. 1.
Legal Opinion
4.	We note your counsel’s assumption that the Trust is validly existing under the laws of the State of California and has corporate power and authority to conduct its business as described in the Sub-Plan Trust. Please tell us why this assumption is necessary or appropriate. In this regard, we note that your registration statement appears to cover the issuance of shares by Business Objects to the Trust and the distribution of shares from the Trust to employees of certain subsidiaries. You have also named the Trust as a selling shareholder. In light of the foregoing, tell us why it is necessary to assume the existence and operation of the Trust when Item 601(b)(5) of Regulation S-K requires a legal opinion with respect to the issuance of shares by the company but does

Securities and Exchange Commission
RE: Business Objects S.A.
August 9, 2005

not require a similar opinion when selling shareholders choose to dispose of their shares. In response to this comment, specifically advise as to whether the Trust or the subsidiary employees act as the ultimate selling shareholder.
     Business Objects supplementally advises the Staff that the legal opinion makes assumptions regarding the Trust on the basis that our French counsel believes that the existence and authority of the subscriber of the shares are necessary elements in determining the validity of the issuance. We note in this regard that it is customary in legal opinions delivered in corporate transactions to assume the existence and authority of one’s counterparty. Business Objects supplementally advises the Staff that the Trust will generally be the selling shareholder.
5.	We note that your legal opinion does not opine on whether the shares are non-assessable. Revise to conform with the requirements of Item 601(b)(5) of Regulation S-K.
     In response to the Staff’s comment, Business Objects has filed a revised legal opinion of French counsel as Exhibit 5.1 to Amendment No. 1.
* * *
     On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the request is made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.
     An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.
     In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated July 22, 2005 from the Commission to Business Objects, Business Objects hereby acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
RE: Business Objects S.A.
August 9, 2005

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Business Objects may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Pursuant to Rule 472, Amendment No. 3 is filed herewith in response to the Staff’s comments. Business Objects confirms that no additional material changes were made in Amendment No. 1 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update the Risk Factors and certain other date-specific information; (iv) to update the indemnification disclosure in Item 15 of Part II; (v) to update the Information Incorporated by Reference; and (vi) to update Item 16. Exhibits and the Exhibit Index.
     Please direct your questions or comments to John T. Sheridan of this office (650-320-4631) or me (650-320-4509). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Sheridan and me at 650-493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
By:	/s/ Michael Post
Michael Post

cc:	Susan J. Wolfe, Esq. Larry W. Sonsini, Esq. John T. Sheridan, Esq. Julia Reigel, Esq.